FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 21, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Wimm-Bill-Dann Foods OJSC announces the decisions made by its Board of Directors, held on December 14, 2007:

1. The Board of Directors approved the issuance of the certificated interest bearing non-convertible bearer bonds with mandatory centralised custody, series No. 03 (5000000 bonds, with nominal par value 1000 RUR per each bond, repaid), series No. 04 (3000000 bonds, with nominal par value 1000 RUR per each bond) and series No. 05 (3000000 bonds, with nominal par value 1000 RUR per each bond) with possibility of early redemption on the following conditions:

Method for the Placement of the Securities

The Bonds shall be placed through public subscription.

Terms and Conditions of Payment for the Securities to be Placed.

Payment for the Bonds shall be a cashless settlement in Russian roubles through clearing

Placement Price or Procedure for its Determination.

The Bonds are placed at their par value – 1,000 (one thousand) roubles per bond (100% of the par).

Starting with the second day of the Placement buyer also pays accrued coupon interest calculated as follows:

ACI = Nom * C * ((T – T0))/ 365)/100%,

where

ACI is accrued coupon income;

Nom is the nominal value of one bond;

C is the amount of interest rate of the first coupon expressed in percentage per annum;

T is the date of the conclusion of the purchase agreement;

T0 is the commencement date of the Placement.

The amount of the accrued coupon income on each Bond shall be calculated to the nearest kopeck (rounded in accordance with the rules of arithmetical rounding until the nearest whole number. The rules of arithmetical rounding shall be understood as a rounding method where the whole kopeck (whole kopecks) does not change if the number immediately following the rounded number is within range from 0 to 4, and increases by one if the number immediately following the rounded number is within range from 5 to 9).

Procedure and Terms for the Redemption of Bonds.

Redemption of the Bonds shall be carried out by the Paying Agent at the expense and on behalf of the Issuer in the currency of the Russian Federation by clearing. The redemption of the Bonds in any other forms is not envisaged.

Redemption date:

1,820th day from the commencement date of placement.

Bonds shall be redeemed by the Paying Agent at the expense and on behalf of the Issuer. Information on the Paying Agent is provided in Paragraph 9.6. of the Decision to Issue and Paragraph 9.1.2. (d) of the Prospectus.

Issuer shall undertake the obligation to transfer the redemption sums to the Paying Agent in time and in full according to Decision to Issue, Prospectus and agreement between the Issuer and the Paying Agent.

If the bond redemption date falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A bondholder shall have no right to demand accrued interest or any other compensation for such a delay.

Redemption shall be carried out at nominal value.

Early redemption

The Bonds may be early redeemed on request of owners of Bonds.

Early redemption shall be allowed only after the Issue Results Report is registered or Notification on Issue Results is given out to the registering body if Bonds are issued without the registration of the Issue Results Report according to the Federal Law «On Securities Market» or other federal laws.

Early redemption shall be fulfilled at par plus accrued coupon income calculated on the date of early redemption of the Bonds.

Owner of the Bonds shall have the right to demand early redemption in the following cases:

- delisting of Bonds on all exchanges that have listed the Bonds if Bonds are issued without the registration of the Issue Results Report according to the Federal Law «On Securities Market» or other federal laws;

- a delay in fulfillment of an obligation to pay out coupon income on Bonds for more than 7 days from the date of coupon payment in accordance with Decision to Issue and Securities Prospectus;

- declaration of the Issuer on failure to fulfill financial obligations to owners of the Bonds.

Owner of the Bonds shall have the right to demand for the face value of the Bonds and accrued coupon income (ACI) on Bonds calculated according to Paragraph 15 of the Decision to Issue and Paragraph 10.10. of the Securities Prospectus starting from the day next to the date of the occurrences stated above.

Date of the early redemption: Bonds of the Issue shall be early redeemed on request of owners of Bonds within 60 business days from the moment the Issuer disclosed the information on the occurrences stated above in envisaged in the Decision to Issue procedure or from the date on which the owners of Bonds find out or are to find out about the occurrences stated above.

Terms of and procedure for early redemption are determined in the Paragraph 9.5. of the Decision to Issue and Paragraph 9.1.2. B) of the Prospectus.

The Bonds may be early redeemed at the discretion of the Issuer.

Early redemption shall be allowed only after the Issue Results Report is registered or Notification on Issue Results is given out to the registering body if Bonds are issued without the registration of the Issue Results Report according to the Federal Law «On Securities Market» or other federal laws.

Issuer shall have the right to determine the ordinal number of the coupon (or several coupons) (j=1-10) on the end date of which early redemption at the discretion of the Issuer shall be possible, as well as the size of the premium the Issuer pays to the Owners of Bonds with the redemption sums, or the absence of such a premium, no later than the 2nd business day prior to the commencement date of placement. The size of the premium shall be determined for each case.

In case such a decision is not taken by the Issuer, the possibility of early redemption at the discretion of the Issuer shall not be used by the Issuer.

Issuer shall inform MICEX SE on taken decisions, including decisions on possibility and terms of early redemption at the discretion of the Issuer on the end date of j coupon no later than 1 business day prior to the commencement date of placement.

No later than 20 days prior to the end date of coupon j the Issuer shall decide on early redemption of the Bonds at the discretion of the Issuer on the end date of coupon j. Such a decision shall be taken by the Issuer’s empowered authority.

Early redemption at the discretion of the Issuer shall be performed in respect of the whole Bond issue.

Under early redemption of Bonds the Issuer shall pay the nominal value of the Bonds, accrued coupon income on Bonds calculated on the date of fulfillment of obligations for early redemption to the owner of the Bonds or other person authorized to receive redemption sums according to the procedure determined in the Decision to Issue and the Prospectus and premium, if any, for such an early redemptionin the currency of Russian Federation.

The size of the premium to be paid under early redemption of the Bonds, if any, shall be determined by the Issuer at the time the Issuer decides on the ordinal number of the coupon on the end date of which early redemption at the discretion of the Issuer shall be possible.

Terms of and procedure for early redemption are determined in the Paragraph 9.5. of the Decision to Issue and Paragraph 9.1.2. B) of the Prospectus.

Expenses arisen while performing receipt entry on the deposit accounts

All expenses arisen while performing receipt entry on the deposit accounts of the first owners (buyers) shall be bared by the first owners (buyers) of the Bonds.

2. The Board of Directors approved the issuance of the certificated interest bearing non-convertible bearer bonds with mandatory centralised custody, series No. 03 (5000000 bonds, 1000 RUR per each bond, repaid), series No. 04 (3000000 bonds, 1000 RUR per each bond) and series No. 05 (3000000 bonds, 1000 RUR per each bond) with possibility of early redemption as the major transaction.

3. The Board of Directors approved the establishment of WBD Foods’ branch office in Kaluga region. The approved full name of the branch office is The branch office of the Opened joint stock company Wimm-Bill-Dann Foods in Obninsk city. The approved abbreviated name of the branch office is Obninsky branch office of WBD Foods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   December 21, 2007